FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Press release dated July 19, 2012

Press Release

Santander signs a reinsurance agreement with

Abbey Life Assurance Ltd, a unit of Deutsche Bank

AG, for its life risk insurance portfolio

in Spain and Portugal

•	The agreement monetizes Santander’s life risk insurance portfolio in Spain and Portugal, resulting in a pre-tax capital gain for Santander of EUR 490 million.

Madrid, July 19, 2012 – Grupo Santander has reached an agreement with Abbey Life Assurance Ltd, subsidiary of Deutsche Bank AG, under which Abbey Life Assurance Ltd will reinsure 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal.

This reinsurance transaction is unique in the Spanish and Portuguese insurance markets and will enable Santander to monetize its life risk insurance portfolio, generating an extraordinary result of EUR 337 million after tax.

The policies ceded to Abbey Life Assurance Ltd consist of the portfolio as of June 30, 2012. This reinsurance agreement does not involve any changes for Santander customers as services will continue to be provided by Santander’s insurance companies.

Grupo Santander will continue to offer through its branches in Spain and Portugal products designed by its insurance companies as the agreement reached with Abbey Life Assurance Ltd does not involve any commitment on future distribution and is limited to the portfolio existing at June 30.

Grupo Santander will use the pre-tax extraordinary capital gain of EUR 490 million to partially cover provisions which will be charged to the period ended June 30, in line with the royal decrees of February and May regarding provisioning of real estate assets in Spain .

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 19, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President